August 5, 2009

H. Roger Schwall

Assistant Director

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, D.C. 20549-7010

RE:

Animas Resources Ltd.

File No. 0-53294

Dear Mr. Schwall:

In regards to your letter dated August 28, 2008 in response to Animas’ 20-F Registration Statement, I acknowledge on behalf of Animas that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/  Winnie Wong

Winnie Wong

Chief Financial Officer